

Mail Stop 3030

February 1, 2010

Via Facsimile and U.S. Mail

Mr. Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

      Re: **Revolutions Medical Corporation**
              Form 10-K for the Year Ended December 31, 2008
                 Filed March 31, 2009
              File No. 000-28629

Dear Mr. Wheet:

      We have reviewed your response letter dated December 18, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 8A. Controls and Procedures, page 17

1.   We note your responses to prior comments 2, 3, 6 and 8. Please amend this filing and your March 31, June 30, and September 30, 2009 Forms 10-Q to include the revised disclosures and certifications, as applicable, similar to the proposed disclosures included within your responses.

Notes to Financial Statements, page 31

Note 1. Summary of Significant Accounting Policies, page 31

Long-lived assets, page 32

2.   We note your response to prior comments 4 and 5. It is still unclear from your response, including the proposed disclosures detailed in Exhibit VI, why you originally recorded the amounts as "goodwill" rather than an intangible asset. We continue to request that you tell us how you considered whether the "Color MRI Technology" met the definition of an intangible asset under paragraph 39 of SFAS 141.

        As appropriate, please amend the appropriate filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief